

Mail Stop 3720

February 6, 2017

William H. Gray
Chief Executive Officer
Wytec International, Inc.
19206 Huebner Road, Suite 202
San Antonio, Texas 78258

> **Re:** **Wytec International, Inc.**
> **Registration Statement on Form S-1**
> **Filed January 10, 2017**
> **File No. 333-215496**

Dear Mr. Gray:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Cover Page

1.   Please disclose that Mr. William H. Gray will be both CEO and a director of Competitive Companies ("CCI") and Wytec and will control both companies through his ownership of Series D preferred stock of CCI and Series C preferred stock of Wytec. Highlight this fact in the Q and A section, summary section and through risk factor disclosure of his control and conflicts of interest in determining the terms of the distribution and future agreements between the two companies.

2.   Please disclose the material terms of the warrants being distributed.

3.   Throughout your filing, you state that you intend to apply to "list" your common stock on the OTC-QB Market "or better." Please revise your references to "listing" on the OTC-QB market, as the OTC Markets is an over-the-counter quotation system and not an exchange. Explain this distinction and discuss how a market maker must submit an application to FINRA to quote your securities. Also explain your reference to potentially listing your common stock on a better market. If you are referring to listing on exchange, please discuss how likely it is you will meet the listing requirements.

Prospectus Summary, page 7

4.   Please disclose that you are in the preliminary phases of developing and marketing internet access services and testing your LPN-16 technology. Clarify, as you do on page 13, that the timing of the launch of the LPN-16 product line is currently uncertain, and may be delayed until you have more capital to fund it.

5.   Please disclose that your historic revenues were generated primary through Wytec's Link Program. Disclose that you discontinued this program in 2016 and have been repurchasing links. Disclose that your auditors have expressed doubt in your ability to continue as a going concern.

6.   Please clarify whether the pictures on page 8 of outdoor distributed antenna systems and microcells are pictures of your products.   If the pictures are not of your products, please remove them from the prospectus summary.

Cautionary Statement Regarding Forward-Looking Statements, page 19

7.   Because this offering is your initial public offering, the safe harbor provided by the Private Securities Litigation Reform Act of 1995 is not available. Please remove the reference to the safe harbor. Refer to Section 27A(b)(2)(D) of the Securities Act of 1933.

The Spin-Off, page 20

Background, page 20

8.   You state that Competitive Companies will distribute all of its equity interest in you, including approximately 24% of your outstanding warrants "(including the Warrants held by CCI and the other Wytec warrants owned by holders other than CCI)." Please clarify whether the quoted parenthetical means that the company is distributing warrants owned by holders other than CCI or whether it refers to how you calculated the percentage of warrants being distributed.

Reasons for the Spin-Off, page 21

9.   It appears that Wytec constitutes substantially all of CCI's assets and revenue generating operations. Please clarify if this is the case. If so, please address this fact in explaining why it is beneficial for Wytec to be separate and distinct from CCI and how the companies are pursuing separate strategies.

Management's Discussion and Analysis, page 28

Results of Operations for the Nine Months Ended September 30, 2016, page 31

10.   Please expand the discussion to separately quantify the change in revenues due to changes in price and volume, if material. See Financial Reporting Codification section 501.04 for guidance.

Liquidity and Capital Resources, page 31

11.   Please discuss the material terms of your $800,000 revolving line of credit to CCI. Disclose how you intend to fund this revolving line of credit given your disclosure on page 31 that additional financing will be required in order to meet your current and projected cash requirements for operations. Disclose your cash requirements for the next 12 months and how long your current cash will meet your cash requirements.

Business, page 33

12.   Please discuss the material terms of CCI's royalty-free license of the WyQuote service for rural and other smaller markets.

Intellectual Property, page 42

13.   We note the importance of your intellectual property to your business. Please disclose the duration of all your material patents pursuant to Item 101(h)(4)(vii) of Regulation S-K.

Government Regulations, page 42

14.   In your Government Regulations section, you disclose that there are state and federal laws applicable to matters central to your business. In your risk factor at page 10, you imply that FCC regulations are applicable to your business. Consider expanding this discussion to identify specific laws and regulations that may be applicable to your business operations. Include with this discussion an analysis of how they may affect how you conduct your business and your financial performance. Please refer to Item 101(h)(4)(ix) of Regulation S-K.

Management, page 43

Committees of the Board of Directors, page 44

15.   You disclose on page 44 that you plan to appoint independent directors to our board of directors in the future and plan to establish an audit committee, a compensation committee, and a nominating and governance committee. Please provide a time frame for these planned corporate governance measures.

Summary Compensation Table, page 48

16.   We note that your fiscal year ends on December 31. Please update your Summary Compensation Table at page 48 to include information for the two most recently completed fiscal years (i.e., fiscal years 2015 and 2016). Please refer to Item 402(n) of Regulation S-K.

Security Ownership of Certain Beneficial Owners and Management, page 49

17.   We note that Wytec has outstanding equity securities other than common stock that have voting rights, including Series B and C Preferred Stock. Please note that you must disclose any person who is the beneficial owner of more than five percent of any class of voting securities, providing the disclosure required by Item 403(a) of Regulation S-K as to each class of voting securities. Please revise your beneficial ownership table accordingly. In addition, please add a column that discloses the total voting power of each beneficial owner. For example, we note that the Series C Preferred Stock holder is entitled to 51% of the total vote. Provide narrative or footnote disclosure that discusses the voting rights of each class of securities.

18.   Please confirm that the beneficial ownership table reflects not just the Wytec shares to be distributed in the spin-off, but also the Wytec shares underlying the warrants to be distributed in the spin-off and the shares underlying other outstanding Wytec warrants. Also confirm that the beneficial ownership table reflects the common shares underlying the Series A, B and C Preferred Stock so that a person's beneficial ownership takes into account any underlying shares it holds.

Certain Relationships and Related Party Transactions

19.   Please provide disclosure regarding all the material agreements between Wytec and CCI, including the license agreement, revolving credit facility and stock purchase agreement for Capaciti Networks.

Description of Capital Stock, page 51

Warrants, page 53

20.   Please separately discuss each type of outstanding warrants, specifically identifying the warrants that are being distributed in the spin-off versus other outstanding warrants. Disclose all material terms of each warrant, including the expiration dates.

Financial Statements

Consolidated Statements of Operations, pages F-4 and 4

21.   Please disclose Earnings (Loss) per share pursuant to ASC sections 260-10-45 and 260-10-50.

Note A – Significant Accounting Policies, pages F-6 and 8

22.   Please expand the accounting policy for revenue recognition to describe in greater detail the obligations to the customer that trigger deferred revenue recognition.

23.   Also, explain in greater detail the reason for recognizing commission expense prior to recognizing the revenue for the sale. Explain the terms of your commission arrangements and whether the commission expense is payable regardless of future revenue from the sale.

24.   Please expand your basis for presentation to clarify how the financial statements for Wytec were derived from the financial statements of CCI, including the operations and entities included for the periods presented and how amounts were allocated from CCI for selling, general and administrative expenses.

25.   Refer to your disclosure of the note receivable from CCI for the November 16, 2016 acquisition of Capaciti by Wytec in the as adjusted balance sheet amounts on page 28. Please tell us how you determined whether the acquisition of Capaciti was significant pursuant to Rule 3-05 of Regulation S-X. If so, please provide audited financial statements for Capaciti for two years and pro forma financial information pursuant to Article 11 of Regulation S-X.

Note G – Related Party Transactions, page F-11 and Note H – Related Party Transactions, page 14

26.   Refer to your disclosure on page 50 that states that the agreements for support services between CCI and Wytec have not yet been finalized. Please revise the disclosure to describe the terms of the agreement when finalized.

Note J – Subsequent Events, page F-12

27.   Please expand the disclosure to include the amount and terms of the note receivable from CCI in conjunction with the acquisition by Wytec of Capaciti from CCI on November 16, 2016. Also revise the disclosure to include all subsequent events through the date the Form S-1 is filed.

28.   Please expand the disclosure of the refund for two Registered Links to explain the details of the return of two link obligations.

29.   Refer to your disclosure of the Links Program on page 13. We note that once Links are sold, you incur substantial costs to provide equipment, make related lease payments and service Links. Please expand your disclosure to include an accounting policy for accruing for these future costs after the time of the sale and the methodology used to amortize these costs over the period that revenues are recognized.

30.   Refer to disclosure on page 8 regarding cessation of the Link Program for third parties in January 2106. Please provide an estimate of the costs to refund the remaining link obligations related to the cessation of the Link Program for third parties, if material and explain how any obligation to refund remaining link obligations relates to deferred revenue amounts recorded as of the balance sheet date.

31.   Refer to the disclosure on page 17 for the agreement to lend up to $800,000 to CCI, subject to your approval of each draw which you may withhold in your sole discretion. Please provide disclosure of this agreement when the agreement is finalized.

Signature Page

32.   Please have the company's principal financial officer sign the registration statement and designate who is signing in this capacity under the person's signature. Refer to the instructions for signatures in Form S-1.

Exhibits

Opinion of Richardson & Associates as to the legality of the securities being registered

33.   Please have counsel revise its legal opinion to cover the warrants being registered. Also have counsel revise the "when issued" language to distinguish between the shares already outstanding and the shares underlying the warrants. Lastly, please have counsel remove the assumption that "the appropriate certificates are duly filed and recorded in every jurisdiction in which such filing and recordation is required in accordance with the laws of such jurisdictions." This statement is inappropriate as it assumes material facts underlying counsel's opinion. Refer to Section II of Staff Legal Bulletin No. 19 for guidance, which is available on our website at https://www.sec.gov/interps/legal.shtml.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Claire DeLabar, Staff Accountant, at (202) 551-3349 or Terry French, Accounting Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact Courtney Lindsay, Staff Attorney, at (202) 551-7237 or Kathleen Krebs, Special Counsel, at (202) 551-3350 with any other questions.

Sincerely,

/s/ Kathleen Krebs, for

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications

Cc: Mark J. Richardson, Esq.
       Richardson & Associates